

November 25, 2013

Via E-Mail
Mr. Fabio Montanari
Chief Executive Officer
Soltera Mining Corp.
20801 Biscayne Boulevard, 4th Floor
Aventura, FL 33180

      Re: Soltera Mining Corp.
               Form 10-K for Fiscal Year Ended October 31, 2012
               Filed September 30, 2013
               Form 10-K for Fiscal Year Ended October 31, 2010
               Filed April 29, 2013
               Form 10-K for Fiscal Year Ended October 31, 2009
               Filed March 18, 2013
               File No. 000-51841

Dear Mr. Montanari:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Forms 10-K for the Fiscal Years Ended October 31, 2012, October 31, 2010 and October 31, 2009

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-1

1. The reports from your independent registered accounting firm included in your Forms 10-K for the fiscal years ended October 31, 2012, October 31, 2010 and October 31, 2009 do not appear to be signed. Please amend each of these Forms 10-K to include a signed report from your

independent registered accounting firm. Refer to Rule 2-02(a) of Regulation S-X. Please ensure that updated certifications referring to the amended Forms 10-K are included as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst at 202-551-3681 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining